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--------------------------------------------------------------------------------

FOR IMMEDIATE RELEASE

For More Information Please Contact:
Ricardo Florence dos Santos                        David Carey / Rosemary Otero
Companhia Brasileira de Distribuicao               Edelman Financial
(55-11) 886-0421                                   (212) 704-4449 / 4486
pa.relmerc@grupopaodeacucar.com.br                 david_carey@edelman.com


                  COMPANHIA BRASILEIRA DE DISTRIBUICAO REPORTS
                    FOURTH QUARTER AND YEAR-END 1998 RESULTS

                 1998 Year-End Operating Income Increases 22.0%

Sao Paulo, Brazil, February 10, 1999 - Companhia Brasileira de Distribuicao (NYSE:CBD; BOVESPA:PCAR4) today announced fourth quarter and year-end 1998 financial results. As a result of stable price levels in the Brazilian economy in 1998, CBD has been releasing its results in accordance with the accounting principles defined by the corporate law method (R$ in nominal values). However, in order to compare figures released by ABRAS regarding sector growth, CBD also reports sales data in constant currency, indexed by the IGP-DI inflation index, which is used by ABRAS.

Net Sales

During 1998, nominal net sales reached R$4.4 billion compared to R$3.1 billion during 1997, a 42.2% increase. Fourth quarter 1998 net sales amounted to R$1,401.5 million compared to R$903.5 million in the same period of 1997, representing a 55.1% increase due to the following factors:

o Addition of 13 stores to the Extra hypermarket division during the second half of 1998: conversion of 4 Superbox stores and 6 Barateiro supermarkets, as well as 2 new store openings in November. One Superbox store will be converted in the second half of 1999;
o    Performance of the 32 Barateiro supermarkets acquired in June 1998;
o    Performance of 18 remodeled and reopened Pao de Acucar stores;
o Fourth quarter 1998 same store sales growth in the Eletro division of 3.5% compared to the same period of 1997 and 34.8% for all stores;
o Success of Grupo Pao de Acucar's corporate campaign celebrating the Company's 50th anniversary, enhancing sales of the Extra and Pao de Acucar divisions.

Total sales variations are presented below in constant currency compared to sector performance figures for total stores published by ABRAS (Brazilian Food Retailers Association):

                                    - more -

                                    ---------------------------
                                        CBD            ABRAS
                  1998 x 1997       (All Stores)   (All Stores)
             ---------------------  ------------   ------------
             Fourth Quarter            52.6%           9.1%

             Accumulated Year-End      37.2%           6.0%
             --------------------------------------------------



Same store sales during the fourth quarter of 1998 increased 17.4% compared to the fourth quarter of 1997. For the accumulated year-end period, net sales registered a growth of 12.5% compared to the same period in 1997.

The Brazilian retail sector reacted positively and overcame the lack of optimism resulting from the Brazilian government's response to the effects of the Asian crisis at the end of 1997 (higher interest rates and taxes). The ABRAS (Brazilian Food Retailers Association) index registered a 6.0% increase in total gross sales during 1998 in the supermarket and hypermarket sectors in Brazil, compared to 1997, in results indexed by IGP-DI. The accumulated variation in 1998 was 1.7%, taking into account the deflation registered by the IPC-FIPE - Home Food Consumption Index (-0.4% in 1998), which otherwise would have allowed for a higher consumption increase.

Net Sales by Division 1998/1997 - Variation (%)

                  --------------------------------------------------------------
                                        Nominal Currency
                                        (Corporate Law)
                  --------------------------------------------------------------
                         Fourth Quarter              Accumulated Year-End
                  -----------------------------  -------------------------------
                      All             Same            All               Same
                    Stores           Stores          Stores            Stores
--------------------------------------------------------------------------------
Pao de Acucar         37.6%           22.5%           23.8%             14.1%
Extra                100.8%           16.1%           94.2%             20.1%
Eletro                34.8%            3.5%           14.7%             -3.3%
Barateiro                 -            3.2%               -              3.2%
--------------------------------------------------------------------------------
CBD                   55.1%           17.4%           42.2%             12.5%
--------------------------------------------------------------------------------

                  --------------------------------------------------------------
                                        Constant Currency
                                       (Indexed by IGP-DI)
                  --------------------------------------------------------------
                         Fourth Quarter              Accumulated Year-End
                  ----------------------------   -------------------------------
                       All           Same              All               Same
                     Stores         Stores            Stores            Stores
--------------------------------------------------------------------------------
Pao de Acucar          35.3%         20.5%             19.3%             10.0%
Extra                  97.6%         14.3%             87.6%             16.2%
Eletro                 32.6%          1.8%             10.7%             -6.6%
Barateiro                  -          1.5%                 -              1.5%
--------------------------------------------------------------------------------
CBD                    52.6%         15.5%             37.2%              8.5%
--------------------------------------------------------------------------------

Sales Breakdown (% of Net Sales)

                                  ------------------------------------------------------------------------------------
                                       4Q97        1Q98          2Q98       3Q98        4Q98        1997        1998
----------------------------------------------------------------------------------------------------------------------
Cash                                    49.3%      50.0%         49.5%      51.8%       53.8%       48.5%       51.6%
Credit                                  50.7%      50.0%         50.5%      48.2%       46.2%       51.5%       48.4%
    Checks with interest                17.7%      15.5%         14.8%      12.8%       11.9%       22.7%       13.5%
    Installments                         8.8%       5.4%          6.0%       5.8%        5.5%        9.1%        5.7%
    Credit Cards                        17.5%      21.2%         22.3%      22.1%       21.5%       13.9%       21.7%
    Food Vouchers                        6.7%       7.9%          7.4%       7.5%        7.3%        5.8%        7.5%
----------------------------------------------------------------------------------------------------------------------

As a consequence of higher interest rates in Brazil, there continues to be a trend toward decreasing credit sales of CBD. Accordingly, there was a significant decrease in installment sales from 1997 to 1998. At the same time, there was an increase in cash and credit card sales, since 1998 was the first year that CBD began accepting all major credit cards.

Operating Performance

Gross profit during the year amounted to R$1,189.1 million compared to R$830.0 million in 1997, an increase of 43.3%. Gross margin increased from 26.7% to 27.1%, mainly due to reduced shrinkage and improved negotiations with suppliers. The Company also registered higher sales volumes and improved purchasing centralization at the Distribution Center, which were compensated by the change in store mix with higher participation of hypermarkets.

Earnings before interest, taxes, depreciation and amortization (EBITDA) during 1998 increased 71.3% to R$271.7 million or 6.2% of net sales, compared to 5.1% in the previous year. EBITDA for the fourth quarter of 1998 was 4.8% of total net sales compared to 5.9% in the same period of 1997, mainly due to:

o Expenses related to employee training or transfer to other stores during the period when 8 Extra hypermarkets were being inaugurated or renovated (one month per store on average) without producing sales for the period;
o Reduction in the number of Pao de Acucar, Extra and Barateiro employees in anticipation of a more conservative operating scenario for 1999;
o Increase in transportation expenses as a result of costs previously incurred by suppliers, although at lower level than gross margin gains;
o Investment in advertising during the consolidation of the Extra hypermarkets in the states of Sao Paulo and Rio de Janeiro;
o Restructuring the Commercial, Logistics and Marketing departments, according to the "Business Units" concept (Management by Category);
o    Expenses related to the "Millennium Bug" and systems development
     (consulting);

Other factors which contributed to these results were:

Productivity Gains:
o Optimization of capacity utilization at the distribution center, increasing cross-docking operations to 8% and E.D.I. (Electronic Data Interchange) purchases to 32% by year end;

o Implementation of inventory control systems by product category and electronic orders (CAO - Computer Assisted Order), allowing for faster and more efficient management, reducing stockout level to 4% compared to 10% in December, 1997.

Depreciation and Amortization: increased to R$30.8 million during the fourth quarter of 1998 compared to R$16.9 million in the same period of 1997, an 81.9% increase, mainly due to investments made during the quarter, as well as realization of goodwill amortization from the Barateiro and Millo's store acquisitions.

Earnings

Accumulated net income for the year increased 10.6% to R$159.0 million compared to R$143.7 million in 1997. Net income was partially affected by lower revenues as a result of cash flow used for investments and lower credit sales compared to 1997.

Within the concept of efficiency and productivity gains and in anticipation of possible economic changes during 1999, CBD proactively implemented its organizational restructuring, resulting in higher results despite the increase in Income Tax expenses (24.7% in 1998 versus 11.0% in 1997).

Net earnings per 1,000 shares reached R$2.035 compared to R$1.840 in 1997. As of December 31, 1998, total number of shares were 78,116,125 which remained constant compared to December 31, 1997.

Dividends

According to laws 9.249/95 and 9.430/96, as well as CVM (Brazilian Securities and Exchange Commission) regulation 207/96, CBD's Management Committee submitted to the Board of Directors, a proposal to distribute interest on capital in the amount of R$40 million, from which a 15% income tax payment would be deducted in the amount of R$6 million.

According to the law, CBD's Board chose to propose that the interest on capital credited to shareholders be deducted from the minimum obligatory dividend payment. Therefore, the Board of Directors approved the submission of the proposed distribution of net dividends totaling R$39,013 thousand, corresponding to R$0.499423 per 1,000 shares (compared to R$0.461458 in 1997), to be approved at the Annual Shareholders Meeting.

Investments

Investments totaled R$159.7 million in the fourth quarter compared to R$152.8 million in the same period of 1997. During 1998, investments totaled R$930.4 million compared to R$430.5 million in the previous year, a 116% increase. Investments during the year consisted of:

o Acquisition of the Barateiro supermarket chain, with 32 stores located in the state of Sao Paulo. Barateiro had 1997 annual gross revenues of R$574 million and 77,141 m2 of floor space;

o Acquisition of the Millo's chain, composed by 2 hypermarkets and one supermarket, in addition to the operational concession of 3 supermarkets from the state owned company SAB in Brasilia, adding a total of 19,500 m2 of floor space and annual gross revenues of R$250 million;
o    Conversion of 4 Superbox discount stores into Extra hypermarkets;
o    Conversion of 6 Barateiro stores into Extra hypermarkets;
o Opening of 2 Pao de Acucar stores in Brasilia, D.F., originating from the SAB acquisition and following a complete renovation and modernization process;
o Complete renovation of 18 Pao de Acucar supermarkets, which resumed operations in 1998;
o Opening of 6 new Pao de Acucar stores, highlighting the inauguration of the "Pao de Acucar Portal" in a prestigious area of Sao Paulo;
o Completion of the Distribution Center renovation, maximizing storage capacity and distribution efficiency;
o Completion of new facilities at the Distribution Center, aimed at increasing cross-docking operations and adding 12,000 square meter of storage area;
o Inauguration of the second Extra hypermarket in Curitiba, with 8,300 m2 of floor space;
o Inauguration of 2 Extra hypermarkets in Sao Paulo (Guarulhos and Penha) in November 1998;
o Remodeling of the Extra Barra store in Rio de Janeiro (formerly Freeway), acquired in the third quarter of 1997; and
o Implementation of a satellite communications system between the main office, the distribution center and 64 stores located outside Sao Paulo State.

Year 2000 Compliance

Since July 1997, CBD has undertaken a series of improvements to its systems and business processes to guarantee uninterrupted operations before, during and after the year 2000. The objectives of the Project Year 2000 consist of identifying the impact and risks on processes and business units, establishing methodology and chronogram, determining costs and allocating the necessary resources.

CBD's management is fully aware of the importance of a solution to the Year 2000 bug to ensure continuity of its business operations. Therefore, the Company chose a project coordinator and created a working group for its development.

The project is being executed in 6 phases: (1) inventory; (2) impact analysis;
(3) planning; (4) conversion; (5) test, and (6) implementation. Several systems are currently in the test phase and a few are in the implementation phase. The deadline for concluding the Year 2000 project is March 1999.

Management is also adopting measures to ensure that by the end of March 1999, all software will be Y2K compliant. As part of this process, software developed internally as well as acquired from third parties will be analyzed for potential operational problems in conjunction with regard to Y2K compliance.

Investments involving program conversion and updates, substitution of software, change of equipment, third party service contracting and utilization of internal resources, are estimated at approximately R$5.3 million.

Stores Closings

As of October 1, 1998, the Superbox store in Belem was closed. Two Pao de Acucar stores in Ribeirao Preto were also closed on December 24, 1998. In all cases, the main reason was the lack of synergy with the Company's overall strategy.

Recent Events

o Shareholder control of Peralta Comercial e Importadora S.A.: On February 1, 1999, CBD became the majority shareholder of Peralta Comercial e Importadora S.A. through a subscription of common shares. From a total of 38 stores, 37 supermarkets will be converted into Pao de Acucar and Barateiro stores, adding approximately 48,000 m2 of total floor space, and the only hypermarket from this chain will be operated under the Extra format. The transaction will be amortized through a 15-month period with the majority proceeds derived from Peralta cash flow.

Note: In addition, 1998 accumulated sales figure is reported in this release according to Income Statement Pro-Forma, including June 1998 sales from the Barateiro division.

Store by Division

                    Pao de      Extra       Superbox     Eletro     Barateiro      CBD      Floor Space     Number of
                    Acucar                                                                      (m2)        Employees
                  ------------------------------------------------------------------------ ------------------------------
12/31/97              147         14           10          67           -          238        350,410         19,653
Opened                 3          2            -            -           -           5
Closed                (2)         -            -           (5)          -          (7)
03/31/98              148         16           10          62           -          236        364,429         21,069
Opened                 2          1            -            1           32          36
Closed                (1)         -            -           (1)          -          (2)
06/30/98              149         17           10          62           32         270        446,768         26,842
Opened                 1          -            -           13           -           14
Converted              -          5           (3)           -          (2)          -
09/30/98              150         22           7           75           30         284        464,315         28,153
Opened                 -          2            -            1           -           3
Closed                (2)         -           (1)           -           -          (3)
Converted          (1) + 2a       6b          (6)           -        (4) + 3c       -
-------------------------------------------------------------------------------------------------------------------------
12/31/98              149         30           -           76           29         284        470,591         31,343
-------------------------------------------------------------------------------------------------------------------------

a - Superbox stores converted into Pao de Acucar supermarkets b - Barateiro and Superbox stores converted into Extra hypermarkets c - Pao de Acucar and Superbox stores converted into Barateiro supermarkets

Following the Peralta transaction, Companhia Brasileira de Distribuicao now operates a total of 322 stores in 11 Brazilian states through three formats. In addition to the Pao de Acucar and Barateiro supermarket divisions, the Company operates Extra hypermarkets and Eletro home appliance stores.

                       http: //www.grupopaodeacucar.com.br

                               (5 Pages to Follow)

COMPANHIA BRASILEIRA DE DISTRIBUICAO
Income Statement - Corporate Law Method

-----------------------------------------------------------------------------------------------------------------------------------
                    R$ thousand                           Fourth Quarter                             Accumulated Year
                                             ------------------------------------------ -------------------------------------------
                                                 1998            1997           %           1998            1997            %
-----------------------------------------------------------------------------------------------------------------------------------

Net Sales Revenue                               1,401,530         903,493        55.1%     4,383,513       3,113,800         40.8%
Cost of Sales                                  (1,011,791)       (662,528)       52.7%    (3,194,373)     (2,283,310)        39.9%
Gross Profit                                      389,739         240,965        61.7%     1,189,140         829,990         43.3%

Operating Income (Expenses)
     Selling Expense                             (258,053)       (149,148)       73.0%      (726,590)       (541,075)        34.3%
     General and Administrative                   (64,524)        (38,977)       65.5%      (190,835)       (130,259)        46.5%
Total Operating Expenses                         (322,577)       (188,125)       71.5%      (917,425)       (671,334)        36.7%

Operating Income Before Taxes, Deprec.
and Fin. Income (Exp.) - EBITDA                    67,162          52,840        27.1%       271,715         158,656         71.3%

Depreciation & Amortization                       (30,769)        (16,916)       81.9%      (102,669)        (60,582)        69.5%

Operating Income Before Taxes and
Financial Income (Exp.) - EBIT                     36,393          35,924         1.3%       169,046          98,074         72.4%

Taxes and Charges                                  (6,170)         (6,029)        2.3%       (21,268)        (18,801)        13.1%

Financial Income                                   85,396          60,870        40.3%       263,193         212,325         24.0%
Financial Expense                                 (81,419)        (41,511)       96.1%      (215,401)       (131,591)        63.7%
Net Financial Income                                3,977          19,359       -79.5%        47,792          80,734        -40.8%
Patrimonial Equivalence                                 0               0                       (420)              0

Operating Income                                   34,200          49,254       -30.6%       195,150         160,007         22.0%

Non-Operating Results                                 230          (3,026)     -107.6%         3,089          (2,880)      -207.3%
-----------------------------------------------------------------------------------------------------------------------------------

Income Before Income Tax                           34,430          46,228       -25.5%       198,239         157,127         26.2%

-----------------------------------------------------------------------------------------------------------------------------------
  Income Tax                                       10,513          (5,602)     -287.7%       (27,877)        (14,505)       192.2%
  Deferred Income Tax                             (11,358)              0                    (11,358)          1,106

                                                  (11.358)              0
-----------------------------------------------------------------------------------------------------------------------------------
Net Income                                         33,585          40,626       -17.3%       159,004         143,728         10.6%
Net Income per 1,000 shares                         0,430           0,520       -17.3%         2,035           1,840         10.6%
No. of shares (in thousand)
at the end of the period                       78,116,125      78,116,125                 78,116,125      78,116,125
-----------------------------------------------------------------------------------------------------------------------------------

% of Net Sales

Gross Profit                                        27.8%           26.7%                      27.1%           26.7%

Total Operating Expenses                           -23.0%          -20.8%                     -20.9%          -21.6%
    Selling Expenses                               -18.4%          -16.5%                     -16.6%          -17.4%
    General and Administrative                      -4.6%           -4.3%                      -4.4%           -4.2%

EBITDA                                               4.8%            5.9%                       6.2%            5.1%
Depreciation & Amortization                         -2.2%           -1.9%                      -2.3%           -1.9%

EBIT                                                 2.6%            4.0%                       3.9%            3.1%
  Taxes and Charges                                 -0.4%           -0.7%                      -0.5%           -0.6%
Net Financial Income (Expense)                      -0.3%            2.1%                       1.1%            2.6%
Income Before Income Tax                             2.5%            5.1%                       4.5%            5.0%
Income Tax                                          -0.1%           -0.6%                      -0.9%           -0.4%
Net Income (Loss)                                    2.4%            4.5%                       3.6%            4.6%
-----------------------------------------------------------------------------------------------------------------------------------

Note: CBD exercised its right according to Law 9.249/95,as amended by Law 9430/96, which allows the deduction for tax purposes of a notional interest charge computed on the Company's own capital based on the variation of the Long-term Interest Rate-TJLP during the year.

COMPANHIA BRASILEIRA DE DISTRIBUICAO
Consolidated Income Statement - Pro-Forma
(Including Barateiro - June 1998)

-----------------------------------------------------------------------------------------------------------
                        R$ thousand                                        Accumulated Year
                                                             ----------------------------------------------
                                                                  1998             1997             %
-----------------------------------------------------------------------------------------------------------
Net Sales Revenues                                                4,429,230        3,113,800         42.2%
Cost of Sales                                                    (3,226,590)      (2,283,810)        41.3%
Gross Profit                                                      1,202,640          829,990         44.9%

Operating Income (Expenses)
     Selling Expenses                                              (741,101)        (541,075)        37.0%
     General and Administrative                                    (192,277)        (130,259)        47.6%
Total Operating Expenses                                           (933,378)        (671,334)        39.0%

Operating Income Before Taxes, Deprec. and Fin. Income
(Exp.) - EBITDA                                                     269,262          158,656         69.7%

Depreciation & Amortization                                        (103,441)         (60,852)        70.7%


Operating Income Before Taxes and Financial Income (Exp.)
- EBIT                                                              165,821           98,074         69.1%

Taxes and Charges                                                   (21,506)         (18,801)        14.4%

Financial Income                                                    266,892          212,325         25.7%
Financial Expenses                                                 (215,851)        (131,591)        64.0%
Net Financial Income                                                 51,041           80,734        -36.8%

Operating Income                                                    195,356          160,007         22.1%

Non-operating Results                                                 3,089          (2,880)       -207.3%
-----------------------------------------------------------------------------------------------------------


Income Before Income Tax                                            198,445          157,127         26.3%

-----------------------------------------------------------------------------------------------------------
 Income Tax                                                         (39,235)         (14,505)       170.5%
 Deferred Income Tax                                                      0            1,106

-----------------------------------------------------------------------------------------------------------
Net income                                                          159,210          143,728         10.8%
Net Income per 1,000 shares                                           2.038            1.840         10.8%
No. of Shares (in thousand)
at the end of period                                             78,116,125       78,116,125
-----------------------------------------------------------------------------------------------------------

% of Net Sales

Gross Profit                                                          27.2%            26.7%

Total Operating Expenses                                             -21.1%           -21.6%
    Selling Expenses                                                 -16.7%           -17.4%
    General and Administrative                                        -4.4%            -4.2%

EBITDA                                                                 6.1%             5.1%

Depreciation & Amortization                                           -2.3%            -1.9%


EBIT                                                                   3.8%             3.1%
 Taxes and Charges                                                    -0.5%            -0.6%
Net Financial Income (Expense)                                         1.2%             2.6%

Income Before Income Tax                                               4.5%             5.0%

Income Tax                                                            -0.9%            -0.4%

Net Income (Loss)                                                      3.6%             4.6%
-----------------------------------------------------------------------------------------------------------

COMPANHIA BRASILEIRA DE DISTRIBUICAO
Balance Sheet

------------------------------------------------------------------------------------------------------------------------
                       R$ thousand
                                                           -------------------- -------------------- -------------------
                                                                  4Q98                 4Q97                 3Q98
------------------------------------------------------------------------------------------------------------------------
ASSETS

Current Assets
     Cash and Banks                                                     36,403               27,346              23,229
     Short-term Investments                                            333,824              397,588             322,289
     Accounts Receivable                                               446,996              360,856             365,392
           Installment Sales                                           150,575              141,993             140,963
           Post Dated Checks                                           134,039              121,016             112,415
           Credit Card and Other                                       182,904              121,787             132,355
           Allowance for Doubtful Accounts                            (20,522)             (23,940)            (20,341)
     Advances to Suppliers                                               9,435                7,311              11,199
     Taxes Recoverable                                                  63,663                2,288              37,572
     Other Receivables                                                  15,740               12,318              15,249
     Inventories                                                       344,967              220,798             320,553
     Prepaid Expenses                                                    5,779                5,577               7,720
Total Current Assets                                                 1,256,807            1,034,082           1,103,203

Long-term Receivables
     Installment Sales                                                   4,951               23,157               6,644
     Deferred Income Tax                                                18,584               31,191              19,664
     Judicial Deposits                                                  34,089               21,268              30,318
     Associated Companies                                                1,721                    0                   0
     Prepaid Expenses                                                    5,728                8,518              11,260
Total Long-term Receivables                                             65,073               84,134              67,886

     Investments                                                         5,622               11,665               1,372
     Property and Equipment                                          1,389,822              917,531           1,251,873
     Deferred Charges                                                  307,155               32,007             314,243
Total Permanent Assets                                               1,702,599              961,203           1,567,488

TOTAL ASSETS                                                         3,024,479            2,079,419           2,738,577

LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities
     Suppliers                                                         604,323              377,378             437,793
     Loans and Financing                                               347,891              254,653             285,992
     Payable on Purchase of Assets                                      44,502               46,790              50,290
     Debentures                                                         15,813                2,702               6,944
     Taxes on Sales                                                     28,304               19,137              13,813
     Tax Installments                                                    9,567                7,949               9,052
     Salaries and Payroll Charges                                       57,515               38,018              63,579
     Associated Companies                                                    0                2,910               4,430
     Dividends                                                          39,013               36,047                   0
     Other                                                              30,629               23,408              17,470
Total Current Liabilities                                            1,177,557              808,992             889,363

Long-term Liabilities
     Financing                                                         417,816              210,711             392,054
     Payable on Purchase of Assets                                       3,504                2,310               3,076
     Debentures                                                        314,860              103,104             310,752
     Deferred Income Tax                                                 8,341                9,590               8,653
     Tax Installments                                                   25,758               32,637              27,468
     Other Accruals                                                    104,912               54,335             124,053
Total Long-term Liabilities                                            875,191              412,687             866,056

Shareholders' Equity
     Capital                                                           537,730              537,730             537,730
     Capital Reserves                                                    4,050                4,050               4,050
     Revenue Reserves                                                  429,951              315,960             441,378
Total Shareholders' Equity                                             971,731              857,740             983,158
                                                                     3.030,433            2.079,419           2.738.577
TOTAL LIABILITIES AND SHAREH. EQUITY                                 3,024,479            2,079,419           2,738,577
------------------------------------------------------------------------------------------------------------------------

Sales Breakdown per Division
In R$ thousand - Nominal (Corporate Law)

                          ------------------------------------------------------ --------------
OCTOBER                        1998           %           1997          %           Var.(%)
-------------------------------------------------------------------------------- --------------
Pao de Acucar                   162,161        38.9%      110,046        43.7%         47.4%
Extra                           178,349        42.8%       81,795        32.4%        118.0%
Eletro                           30,314         7.3%       21,934         8.7%         38.2%
Barateiro                        45,519        11.0%            -            -             -
-------------------------------------------------------------------------------- --------------
CBD                             416,343       100.0%      251,957       100.0%         65.2%
-------------------------------------------------------------------------------- --------------

                          ------------------------------------------------------ --------------
NOVEMBER                       1998           %           1997          %           Var.(%)
-------------------------------------------------------------------------------- --------------
Pao de Acucar                   149,751        38.0%      110,961        41.2%         35.0%
Extra                           179,256        45.4%       99,591        37.0%         80.0%
Eletro                           30,672         7.8%       23,301         8.7%         31.6%
Barateiro                        34,919         8.8%            -            -             -
-------------------------------------------------------------------------------- --------------
CBD                             394,598       100.0%      268,874       100.0%         46.8%
-------------------------------------------------------------------------------- --------------

                          ------------------------------------------------------ --------------
DECEMBER                       1998           %           1997          %           Var.(%)
-------------------------------------------------------------------------------- --------------
Pao de Acucar                   202,691        34.3%      153,051        40.0%         32.4%
Extra                           290,292        49.2%      141,272        36.9%        105.5%
Eletro                           52,057         8.8%       38,647        10.1%         34.7%
Barateiro                        45,549         7.7%            -            -             -
-------------------------------------------------------------------------------- --------------
CBD                             590,589       100.0%      382,662       100.0%         54.3%
-------------------------------------------------------------------------------- --------------

                          ------------------------------------------------------ --------------
4th QUARTER                    1998           %           1997          %          Var.(%)
-------------------------------------------------------------------------------- --------------
Pao de Acucar                   514,603        36.7%      374,058        41.4%         37.6%
Extra                           647,897        46.2%      322,659        35.7%        100.8%
Eletro                          113,043         8.1%       83,881         9.3%         34.8%
Barateiro                       125,987         9.0%            -            -             -
-------------------------------------------------------------------------------- --------------
CBD                           1,401,530       100.0%      903,493       100.0%         55.1%
-------------------------------------------------------------------------------- --------------

                          ------------------------------------------------------ --------------
YEAR                           1998           %           1997           %         Var. (%)
-------------------------------------------------------------------------------- --------------
Pao de Acucar                 1,724,924        38.9%     1,392,846        44.8%        23.8%
Extra                         1,821,067        41.1%       937,958        30.1%        94.2%
Superbox                        272,576         6.2%       502,479        16.0%       -45.8%
Eletro                          321,807         7.3%       280,517         9.1%        14.7%
Barateiro                       288,856         6.5%             -            -            -
-------------------------------------------------------------------------------- --------------
CBD                           4,429,230       100.0%     3,113,800       100.0%        42.2%
-------------------------------------------------------------------------------- --------------

Productivity Indexes
In R$ - Nominal (Corporate Law)

                           ------------------------------------------------------------------------------
Sales per m2/month                   Fourth Quarter                         Accumulated Year
                           ------------------------------------ -----------------------------------------
                               1998         1997        %              1998           1997        %
--------------------------------------------------------------- -----------------------------------------
Pao de Acucar                 1,041          812       28.2%            894            775       15.4%
Extra                         1,159          978       18.5%          1,011            896       12.8%
Superbox                          -        1,016           -            843          1,023      -17.6%
Eletro                          964          770       25.2%            729            728        0.1%
--------------------------------------------------------------- -----------------------------------------
CBD*                          1,090          885       23.2%            900            837        7.5%
--------------------------------------------------------------- -----------------------------------------
Barateiro                       758            -           -            597              -           -
--------------------------------------------------------------- -----------------------------------------

                           ------------------------------------------------------------------------------
Sales per Employee/                  Fourth Quarter                         Accumulated Year
                           ------------------------------------ -----------------------------------------
month                        1998        1997           %          1998           1997            %
--------------------------------------------------------------- -----------------------------------------
Pao de Acucar                14,376       12,491       15.1%         13,373         12,091       10.6%
Extra                        19,642       27,670      -29.0%         20,368         19,078        6.8%
Superbox                          -       26,260           -         19,540         20,061       -2.6%
Eletro                       18,535       16,134       14.9%         15,227         14,718        3.5%
--------------------------------------------------------------- -----------------------------------------
CBD*                         14,816       15,324       -3.3%         16,040         13,493       18.9%
--------------------------------------------------------------- -----------------------------------------
Barateiro                    15,919            -           -         12,179              -           -
--------------------------------------------------------------- -----------------------------------------

                           ------------------------------------------------------------------------------
Average Ticket                       Fourth Quarter                         Accumulated Year
                           ------------------------------------ -----------------------------------------
                             1998        1997           %          1998           1997            %
--------------------------------------------------------------- -----------------------------------------
Pao de Acucar                  17.4         17.0        2.4%           16.7           16.7        0.0%
Extra                          43.0         46.2       -6.9%           43.1           46.6       -7.5%
Superbox                          -         43.2           -           40.6           45.1      -10.0%
Eletro                        204.8        172.5       18.7%          194.5          189.1        2.9%
--------------------------------------------------------------- -----------------------------------------
CBD*                           28.3         28.0        1.1%           26.9           26.8        0.4%
--------------------------------------------------------------- -----------------------------------------
Barateiro                      15.6            -           -           15.0              -           -
--------------------------------------------------------------- -----------------------------------------

                           ------------------------------------------------------------------------------
Sales per Check-out/                 Fourth Quarter                         Accumulated Year
                           ------------------------------------ -----------------------------------------
month                        1998         1997          %          1998           1997            %
--------------------------------------------------------------- -----------------------------------------
Pao de Acucar                97,260        74,797       30.0%        83,738         72,329       15.8%
Extra                       158,487       127,583       24.2%       136,953        108,673       26.0%
Superbox                          -       106,127           -        90,527        100,778      -10.2%
Eletro                      199,724       161,623       23.6%       149,915        153,037       -2.0%
--------------------------------------------------------------- -----------------------------------------
CBD*                        120,260        98,131       30.7%       103,361         89,717       15.2%
--------------------------------------------------------------- -----------------------------------------
Barateiro                    79,038             -           -        68,877              -           -
--------------------------------------------------------------- -----------------------------------------

*CBD efficiency ratios are calculated excluding Barateiro Division

Selected Data per Division - December 31, 1998
                  -------------------------------------------------------------
                        #                #              #           Floor
                   Check-outs        Employees       Stores      Space (m2)
                  -------------------------------------------------------------
Pao de Acucar            1,764           11,932          149        166,052
Extra                    1,584           10,995           30        215,682
Superbox                     -                -            -              -
Eletro                     191            2,033           76         39,549
Barateiro                  499            2,638           29         49,308
-------------------------------------------------------------------------------
Total Stores             4,038           27,598          284        470,591
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
Headquarters                 -            3,745            -              -
-------------------------------------------------------------------------------
CBD                      4,038           31,343          284        470,591
-------------------------------------------------------------------------------